Exhibit 11

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES
SCHEDULE SETTING FORTH COMPUTATION
OF
EARNINGS PER SHARE OF CLASS A STOCK
(Amounts in thousands, except per share data)

	Fiscal Year Ended December 31,
	2009	2008	2007
	(in thousands)

Weighted average number of shares outstanding:
Class A	56,151	57,707	51,362

Basic and diluted EPS:
Loss income from continuing operations	$(20,802)	(16,711)	$(13,578)
Income (loss) from discontinued operations, net of tax	--	--	21,344
Net (Loss) income	$(20,802)	(16,711)	$7,766
Earnings per share of Class A Stock:
Loss income from continuing operations	$(0.37)	(0.29)	$(0.26)
Income (loss) from discontinued operations, net of tax	--	--	0.42
	$(0.37)	(0.29)	$0.16

Shares used in calculation	56,151	57,707	51,362